Exhibit 99.1

RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF GRINDROD SHIPPING HOLDINGS LTD. HELD ON AUGUST 10, 2023 (the “EGM”)

There were 19,472,008 ordinary shares in issue as at the date of the EGM. 16,466,035 ordinary shares, being 84.563% of the issued ordinary shares, were present or represented at the EGM, constituting a quorum.

At the EGM, the shareholders voted on the special resolution as set out in the notice of the EGM, dated July 13, 2023. The special resolution considered at the meeting was duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the EGM are set out below:

	For (1)		Against (1)		Abstentions (1)
	Number of shares	%(2)	Number of shares	%(2)	Number of shares	%(3)
Special Resolution

1. Proposed Capital Reduction and Proposed Cash Distributions.	16,415,324	99.955%	7,330	0.045%	43,381	0.263%

Notes :

(1)	Whilst ordinary shares abstained from voting and broker non-votes count toward determining the quorum of the meeting, the calculation of the percentage of votes cast in favour of, or against, the resolution disregards abstained votes and broker non-votes.

(2)	Percentage is calculated as the votes for or against, as applicable, divided by the total of votes for and against, and not including abstentions and broker non-votes.

(3)	Percentage is calculated as the votes abstained and broker non-votes divided by total ordinary shares represented at the EGM, being 16,466,035 ordinary shares.